 1-A/A LIVE 0001717993 XXXXXXXX 024-10748 false false false RTO FINANCE CORP DE 2017 0001717993 6199 82-2623571 1 0 5 PORTOFINO DR SUITE 2002 GULF BREEZE FL 32561 7316162505 Andy Altahawi Other 0.00 0.00 0.00 0.00 0.00 15000.00 0.00 15000.00 -15000.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 IndigoSpire CPA Group Common 20000000 N/A N/A N/A 0 N/A N/A N/A 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 5000000 20000000 4.0000 20000000.00 0.00 0.00 0.00 20000000.00 IndigoSpire CPA Group, LLC 3000.00 Adamson Brother Corp 25000.00 19975000.00 Adamson Brothers role in this offering is merely a filer/consultant to take the company though this qualification process. true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY false RTO Finance Corp Common 20000000 0 200 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.